Exhibit 21.1

CLAYTON HOLDINGS, INC.

LIST OF SUBSIDIARIES

	JURISDICTION OF INCORPORATION	NAME UNDER WHICH
SUBSIDIARY NAME	OR ORGANIZATION	DOES BUSINESS

GRP Holdings, Inc.	Delaware	GRP Holdings, Inc.
Clayton Services, Inc.	Delaware	Clayton Services, Inc.
Clayton Technologies, Inc.	Delaware	Clayton Technologies, Inc.
First Madison Services, Inc.	Delaware	First Madison Services, Inc.
Quantum Servicing Corporation	Delaware	Quantum Servicing Corporation
AG NI Holdings, Inc.	Delaware	Clayton Lender Solutions
TMHC Holdings, Inc.	Delaware	TMHC Holdings, Inc.
Clayton Fixed Income Services Inc.	Colorado	Clayton Fixed Income Services (formerly The Murrayhill Company)
Clayton IPS Corporation	Colorado	Clayton IPS Corporation (formerly Murrayhill IPS Corporation)